Exhibit 99.2

A2Z SMART TECHNOLOGIES CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders of the common shares (collectively, the “Shareholders” or individually, a “Shareholder”) of A2Z Smart Technologies Corp. (the “Company” or the “Corporation”) will be held virtually on Tuesday, February 28, 2023 at 11:00 a.m. (Toronto time) via teleconference at +1 416 764 8658 or toll free at +1 888 886 7786 for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2021, and the report of the auditor thereon;

2.	to consider, and if deemed advisable, to pass, an ordinary resolution fixing the board of directors at five members;

3.	to elect directors of the Company for the ensuing year;

4.	to appoint BDO- ZIV HAFT., as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

5.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Company’s stock option plan, as more particularly described in the accompanying Circular;

6.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Company’s restricted share unit plan, amendments to the Company’s restricted share unit plan, and the increase of the number of common shares of the Company available for issuance under the Company’s restricted share unit plan, as more particularly described in the accompanying Circular; and

7.	to transact such further business as may properly come before the Meeting or any adjournment or postponement thereof.

The board of directors of the Company has fixed January 16, 2023, as the Record Date for the determination of Shareholders entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Accompanying this Notice of Annual and Special Meeting of Shareholders is the Circular, form of proxy or voting instruction form, and, for Shareholders who had requested such information, a copy of the Corporation’s audited consolidated financial statements and the report of the auditor thereon, and management’s discussion and analysis for the financial year ended December 31, 2021.

If you are a registered shareholder of the Company on the Canadian share register and are unable to attend the Meeting in person, please properly complete, sign, date and return the enclosed form of proxy to the Company’s Registrar and Transfer Agent, Capital Transfer Agency of Canada by mail at: 390 Bay Street, Suite 920, Toronto, Ontario, M5H 2Y2, Attention: Proxy Department, or by fax at: 416-350-5008, Attention: Proxy Department. To vote by internet, please access the web site address specified on the form of proxy and follow the online voting instructions. Proxies must be received no later than 11:00 a.m. (Toronto time) on February 24, 2023, or if the Meeting is adjourned or postponed, no later than 48 hours preceding the time of such adjourned or postponed meeting (excluding Saturdays, Sundays and statutory holidays in Toronto, Ontario).

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Capital Transfer Agency by telephone at: 1-844-499-4482 (toll free North America) or + l 416-350-5007.

DATED this 31st day of January 2023.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Bentsur Joseph”
Chief Executive Officer